Mail Stop 3561

December 7, 2009

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
DG FastChannel, Inc.
 750 West John Carpenter Freeway
Suite 700
Irving, Texas 75039

> **Re: DG FastChannel, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 23, 2009**
> **File No. 333-162464**
> **Annual Report on Form 10-K for Fiscal Year**
> **Ended December 31, 2008**
> **Filed March 10, 2009**
> **Current Report on Form 8-K**
> **Filed August 6, 2009**
> **File No. 000-27644**

Dear Mr. Ginsburg:

        We have reviewed your letter dated November 23, 2009 in response to our comment letter dated November 13, 2009 and have the following comments. You should comply with the comments on the annual report on Form 10-K and current report on Form 8-K in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply in future filings by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-3

1.   Please note that all comments relating to the annual report on Form 10-K for the fiscal year ended December 31, 2008 and the above-referenced current report on

Form 8-K must be resolved before you request acceleration of the effective date of this registration statement.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 61

Grants of Plan-Based Awards, page 72

2.   We reviewed your response to comment 10 in our letter dated November 13, 2009 and reissue this comment. Please disclose the annual performance-based cash bonus in your table under this heading or tell us why it is not appropriate to do so.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 3 Acquisitions, page F-14

3.   We reviewed your response to comment 12 in our letter dated November 13, 2009. It appears that the guidance in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) applies to an investment in common stock of an investee that was previously accounted for on other than the equity method when the investment becomes qualified for use of the equity method by an increase in the level of ownership. Please explain to us in more detail why you believe the referenced guidance is not applicable to your facts and circumstances. In addition, tell us the effect on your financial statements for each year presented if you conclude the guidance in paragraph 19.m. of APB 18 (FASB ASC 323-10-35-33) should have been applied, and an analysis of materiality in accordance with SAB Topic 1: M.

Form 8-K Filed August 6, 2009

4.   We reviewed your response to comment 22 in our letter dated November 13, 2009. Since you use "Adjusted EBITDA" as a liquidity measure please provide a reconciliation of "Adjusted EBITDA" to net cash provided by operating activities and present the three major categories of the statement of cash flows together with the non-GAAP measure. Also, since you believe "Adjusted EBITDA" is an important indicator of your ability to service long-term debt as it is a component of one of the covenants contained in your senior credit facility please (i) discuss the materiality of the debt agreement and the covenants, (ii) disclose the amount or limit of EBITDA required for compliance with the debt covenants and (iii) disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. Refer to Item 10(e) of Regulation S-K and Questions 10 and 12 of Frequently Asked

Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

As appropriate, please amend your registration statement. Please also provide us with a response to the comments on the above-referenced reports. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David R. Earhart
        Gardere Wynne Sewell LLP
        Via Facsimile